EXHIBIT 99.2


Telkom SA Limited
Group annual results
for the year ended March 31, 2005
(Registration number 1991/005476/06)
JSE and NYSE share symbol: TKG ISIN: ZAE000044897

-Group highlights
6.5% growth in operating revenue to R43,117 million
21.4% growth in operating profit to R11,222 million
40.6% group EBITDA margin
48.1% net debt decrease to R6,941 million, and debt to equity of
25.9%
Basic earnings per share increased by 52.9% to 1,241.8 cents per share
Total dividend of 900 cents per share
Johannesburg, South Africa - June 6, 2005, Telkom SA Limited (JSE and
NYSE: TKG) announced group annual results, with strong performance across both business segments increasing both operating revenue and profit for the year ended March 31, 2005.
The company declared an annual dividend of 400 cents per share and a special dividend of 500 cents per share payable on July 8, 2005. Statement by Sizwe Nxasana, Chief Executive Officer:
"The Telkom Group has delivered strong performances in all spheres of its business, again displaying the ability to compete aggressively, defend and grow its market leadership and extract further efficiencies. Telkom has also invested significantly in its people and the sustainable development of its marketplace and despite a number of complex challenges has succeeded in creating significant value for all its stakeholders."
"Telkom continued to build strength and flexibility into its financial base. Strong operating cash flows adequately covered capital expenditure requirements and allowed further debt repayment, resulting in a considerably strengthened balance sheet. This enabled the Group to repurchase shares and distribute a large proportion of controllable cash to shareholders."
"Telkom's net profit growth was derived from the acceleration in the uptake of data services, robust growth in Vodacom's South African customers, efficiency gains and reduced finance charges. Increases in fixed-line prices contributed an estimated R224 million or 10% of the R2.2 billion growth in net profit."
"Telkom is steadily becoming a world-class operator and continues to deliver on its commitments as a leading driver of transformation and



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progress in South Africa. This all-round achievement reflects a business that I believe has found its balance."



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Operational Overview
Creating value
During the year ended March 31, 2005, the Group made good progress on its strategy to create value. This strategy is based on three key imperatives - customer growth and retention, operational excellence and sustaining marketplace development.
The fixed-line business posted modest growth in revenue of 1.6% as a result of low effective tariff increases and declining voice volumes. This was offset by the increasing adoption of data services in consumer and small and medium business markets. Significant progress was made in improving the competitiveness of the fixed-line segment through ongoing rationalisation, improving employee productivity and building a culture of innovation.
Driven by continued customer growth in South Africa and other African countries, the mobile business maintained its strong performance. Vodacom firmly remained the market leader in South Africa and achieved in South Africa and other African countries a substantial increase of 38.0% in customers and a high level of gross connections of 7.8 million. During the year Vodacom successfully launched its 3G Vodafone Live! services and the GPRS Blackberry product.
Driving greater adoption of data services across all markets
Telkom grew fixed-line data revenue by 15.6% during the year ended March 31, 2005. In the consumer and small business market, ADSL adoption accelerated as a result of extensive marketing campaigns, new lower speed ADSL products and reduced tariffs. These include the expansion of the TelkomInternet powered by ADSL-service with two reduced-cost, lower speed services, and the launch of a 4 Port Ethernet interface router and a 24-month ADSL contract bundled with a free modem. ADSL customers increased 188.2% to 58,532 and Telkom Internet subscribers grew 49.4% to 225,280, of which 10.2% are broadband customers. As a result of the substantial increase in ADSL customers, local fixed-line traffic decreased 6.0%. Excluding the loss of minutes to ADSL, local fixed-line traffic minutes increased by an estimated 4.5%. Telkom has partnered with Intel in trialing WiMAX to enable future broadband demand to be captured, especially in areas where ADSL deployment is not feasible.
Successful line retention
Telkom focused strongly on connecting and reconnecting fixed-line customers through discounted offers, targeted marketing campaigns and the prudent relaxing of selected credit management policies. These actions led to a net line growth of 1.0% (excluding Telkom internal



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lines). The 9.8% growth in ISDN channels was a major contributor to this result. Telkom is focused on offering value-for-money and is increasingly launching bundled minute packages and calling plans such as XtraTime and Surf Anytime.
Preparing for increased competition
In line with Telkom's strategy of delivering excellent service to customers at competitive prices, Telkom limited its overall tariff increases for its regulated basket to 0.2% in 2005, well below Government's target inflation range of between 3% and 6%. From January 1 2005, international calls decreased on average by 28% with rates of R1.70 per minute (VAT inclusive) for major destinations like the United States, United Kingdom and Australia. Prices for local peak calls increased by 5.5% to 40 cents per minute (VAT inclusive) and monthly subscriptions increased by 6.3%. From August 1, 2005, Telkom's ADSL prices will have reduced by 40.4% for BusinessDSL 512, 29.9% for Home512 DSL and 20% for Home384 DSL since January 2005. Its recently introduced HomeDSL 192 will also reduce by 17.9% to R270 per month. Telkom has lowered its international private leased circuits
(IPLC) prices by 23% in the financial year. From August 1, 2005 IPLC prices will be lowered by a further 28%. There is still a need to rebalance certain tariffs to eliminate any cross subsidisation and allow for effective competition in all areas going forward.
Future fit technology
Investment in the evolution of Telkom's network is a key imperative to transform Telkom from its Time Division Multiplex network to an Internet Protocol (IP)-based Next Generation Network. Telkom is trialing a converged, softswitching capability to support VoIP solutions which provide advanced call control, hosted IP telephony and IP PBX solutions. In the PBX arena, Telkom already has a comprehensive IP offering aligned to customer requirements. In addition, Telkom has established new VoIP presence in various international centres in an effort to attract global telecommunication traffic.
Operational excellence
Telkom remains focused on improving customer service and customer satisfaction levels. During the year the company embarked on a country-wide drive to reposition and transform the company's customer service branches and TelkomDirect, into world-class retail outlets. At the same time, Telkom continued with the process of closing down non-viable outlets.
Despite some short-term service-related challenges in the fixed-line business in the last quarter of the financial year, Telkom managed to



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reduce the overall fault rate and improve repair times and
installation rates. Bad weather conditions, with an extraordinary high level of lightening incidence, resulted in increased fault rates in the last 15 weeks of the financial year, which temporarily impacted on Telkom's service levels. However, subsequent to year end, the Company has taken corrective action to ensure improved service levels.
The field force team, which delivers service to customers, achieved significant savings through an 11.7% reduction in the vehicle fleet, reduced dispatches driven by a reduction in overall repeat faults, theft and breakage incidents. Telkom achieved further optimisation of its property portfolio through the relocation of employees from leased properties to owned properties, improvements in overall space utilisation and energy management programmes and the sale of several non-core properties.
Meaningful investment in our workforce
Telkom has continued to invest substantially in building its skills base. During the period under review, R402 million (2004: R390m) was spent on training and development of fixed-line employees, totalling 224,662 training days. There has been a dedicated effort on furthering technical skills training (100,658 days) and a continued focus on advanced leadership development programmes as well as specific programmes aimed at developing technical skills among female employees.
After conducting a comprehensive health profile in 2003 among its employees, Telkom has launched an integrated wellness programme, "Thuso" (Sotho for "Help"). The programme includes voluntary counselling, testing and treatment to combat HIV/Aids and to provide care to employees and their families in all these health-related needs.
Maintaining leadership in the mobile market in South Africa
Vodacom's exceptional performance and customer growth once again exceeded expectations, further demonstrating the robust growth of the cellular industry in South Africa and Vodacom's ability to maintain its leadership position in this market. Vodacom South Africa added gross connections of 6.2 million customers, the highest level ever and increased market share to an estimated 56%. Vodacom continued to focus on customer care and retention, which saw contract customer churn at 9.1%.
Vodacom grew data revenues by 28.8% to R1,340 million (Telkom's 50% share is R670m), largely as a result of the strong growth in SMSs transmitted. The signing of the Vodafone Affiliate Partner agreement



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announced in November 2004 allowed Vodacom to launch the Vodafone
Live! offering, giving a distinct competitive advantage in the mobile phone arena.






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Over 2.5 million customers outside of South Africa
Vodacom grew its customer base in other African countries by 77.3% to
2.6 million (2004: 1.5m). Despite a fiercely competitive environment, Vodacom Tanzania grew its customer base by 75.6% to 1.2 million and extended its market share to 59%, further entrenching its leadership position. Vodacom Congo maintained its market share at an estimated 47% and grew its customer base to 1 million. The investment in Mozambique is slowly making inroads with 265,000 customers.
The regulatory environment
In September 2004 the Minister of Communications, Dr Matsepe-Casaburri, made new policy announcements in terms of further deregulating the market. The Minister stated that the rationale for the acceleration of competition in certain segments is to stimulate growth in the ICT sector and reduce the cost of telecommunications. In summary the new policy announcements address 5 key areas:
o The self provision of facilities by the mobile operators;
o The expansion of licensing for the provision of payphone services;
o The carrying of voice by value added network service providers
(VANS);
o Telkom no longer being the sole provider of facilities to VANS; and
o The resale of Private Telecommunication Network facilities.
On January 31, 2005, the Minister clarified her intentions to state that VANS operators are not permitted to self provide telecommunications facilities. On May 20, 2005 ICASA published regulations for VANS detailing the licence fees, empowerment requirements, application process and fees. There are currently different views as to whether VANS operators will be allowed to provide Voice Over Internet Protocol, or VOIP, to the general public or only to their own customers to whom they provided value added data services. Regulations on interconnection and facilities leasing are still awaiting approval. While there are several network access issues to be resolved, we believe the Telecommunications Act does not allow for unbundling of the local loop for at least 2 years from the date the SNO is licensed. In September 2004, the Minister of Communications granted a licence to a second national operator that will be 30% owned by Transtel and Esitel which are beneficially owned by the South African Government, 19% owned by Nexus connection, a black economic empowerment consortium, 12.5% to each of Communitel and Two Telecom and the remaining 25% by VSNL, a member of the TATA Group. ICASA is in the process of issuing this license.



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In terms of the Telecommunications Act, Telkom was required to present the results of its retail and wholesale activities to ICASA, using a specific cost allocation methodology set out in a Chart of Accounts and Cost Allocation Manual (COA/CAM). Telkom delivered its audited regulatory financial statements to ICASA by the due date of September 30, 2004.
On November 8, 2004 a Government Gazette was issued with the proposed changes to the Telkom's price control regulation and inviting comments on the proposal. A final regulation was submitted to the Minister by ICASA in May 2005. If the Minister approves the regulation by June 20, 2005, Telkom expects to file its tariffs in accordance with the new regulation to be effective from August 1, 2005.
The Convergence Bill was tabled in Parliament in February 2005. The Portfolio Committee on Communications invited written comments in April and will conduct public hearings from May 24 to June 24, 2005. Telkom is scheduled to make an oral presentation to the Committee on June 14, 2005.
The main stated objective of the legislation is to promote convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors, and to provide the legal framework for convergence of these sectors. The primary provision of the Bill is the introduction of a new "horizontal" licensing regime, where a number of separate licenses will be issued for network infrastructure, communications services and application/content services. Individual licenses will be granted for network infrastructure, broadcasting services and frequency spectrum. Class Licences will be granted for communications and applications service using the communications infrastructure.
Telkom has several concerns with the proposed leglislation. Many of the stakeholders that have made written submission also expressed similar concerns in their submissions to the Portfolio Committee. Broadbased Black Economic Empowerment (BEE)
As a South African company, BEE is an important growth imperative for Telkom. The Group recognises the need for the creation of a sustainable marketplace by enlarging the domestic market to support ongoing revenue and profit growth.
During the year ended March 31, 2005, Telkom directed R5.2 billion (2004: R4.6b) to BEE suppliers, representing 61.9% of the Company's total procurement spend. The amount spent on black small, medium and micro enterprises (SMMEs) to provide core and non-core services totalled R901 million (2004: R719m).



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For 2005, the second consecutive year, Telkom was ranked by Financial
Mail and Empowerdex as the most empowered company amongst the top 185 companies on the JSE.
Telkom and Vodacom were actively involved in the development of the BEE Charter (Charter) for the ICT sector. A final draft was sent to the Minister of Communications in May 2005 and it is in the process for Cabinet approval. The Charter sets the equity ownership target at 30% which excludes Government shareholding in the calculation and a 20% free float exclusion for listed companies. The Charter further states that if R7.5 billion of the equity is BEE owned, the company will be fully compliant in the equity category. Based on these criteria, Telkom estimates that approximately 12% of the company should be BEE owned for it to be fully compliant.
Financial overview
Group operating revenue
Group operating revenue increased 6.5% to R43,117 million (2004:
R40,484m) for the year ended March 31, 2005. Fixed-line operating revenue, after inter-segmental eliminations, increased 1.3% to R30,844 million primarily due to solid growth in data services revenue and increased subscription and connection revenue. Mobile operating revenue, after inter-segmental eliminations, increased
22.2% to R12,273 million primarily due to customer growth.
Group operating expenses
Group operating expenses increased 2.2% to R32,175 million (2004:
R31,494m) for the year ended March 31, 2005 due to a 17.9% increase in operating expenses in the mobile segment to R9,870 million (after inter-segmental eliminations). This was partially offset by a 3.5% decrease in the fixed-line operating expenses to R22,305 million (after inter-segmental eliminations) primarily due to reduced depreciation, amortisation, impairment and write-offs, services rendered, payments to other operators and operating leases, partially offset by an increase in employee expenses, as a result of the R961 million (2004: R302m) workforce reduction expense.
Investment income
Investment income consists of interest received on short-term investments and bank accounts. Investment income increased 8.7% to R350 million (2004: R322m) largely as a result of higher interest received due to higher average balances held in investment and bank accounts. Investment income has been reclassified to exclude interest on trade and other receivables, which is now included in "other income".



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Finance charges
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 48.1% to R1,695 million (2004: R3,264m) due to a 32.2% decrease in interest expense to R1,686 million (2004: R2,488m) resulting from lower balances on local loans and a significant decrease in group net fair value and exchange losses on financial instruments of R9 million (2004: R776m) as a result of a relatively stable currency.
Taxation
Consolidated tax expenses increased 79.4% to R3,070 million (2004:
R1,711m) for the year ended March 31, 2005. The consolidated effective tax rate for the year ended March 31, 2005 was 31.1% (2004:
27.2%).
Profit for the year
Profit for the year increased 48.2% to R6,807 million (2004: R4,592m) in the year ended March 31, 2005.
Group basic earnings per share increased 52.9% to 1,241.8 cents (2004: 812.0) and group headline earnings per share increased 47.5% to 1,274.1 cents (2004: 863.6 cents).
Group balance sheet
Solid operating performance across the Group combined with strict cost discipline and debt repayment has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 48.0% to R6,941 million (2004: R13,362m).
The strenghtened balance sheet at March 31, 2005, resulted in a net debt to equity ratio of 25.9% from 59.8% at March 31, 2004. The Group intends to maintain a net debt to equity targeted range of between 50% and 70% by increasing distributions to shareholders in the form of dividends and share buy-backs while maintaining financial flexibility for potential growth opportunities. During the year ended March 2005, 20.4 million shares were repurchased for R1,574 million and the annual and special dividend totalling R5,013 million will be paid on July 8, 2005.
Interest bearing debt, including credit facilities utilised, decreased 13.2% to R14,912 million (2004: R17,176m) for the year ended March 31, 2005. The Group's repayments for the year ended March 31, 2005 included a repayment of R2,299 million of the Telkom TL08 local bond. In April 2005, the Euro 512 million loan was settled and refinanced in the local debt markets.



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Telkom remains committed to maintaining its investment grade credit ratings. In July 2004, Moody's upgraded Telkom's rating from Baa3 to Baa1, with a stable outlook. S&P's rating was also upgraded to BBB from BBB-.
Group cash flow
Cash flows from operating activities increased 13.2% to R15,711 million (2004: R13,884m) primarily due to increased operational results and decreased finance charges paid, offset in part by the increased taxation paid. Cash flows utilised in investing activities increased 16.3% to R6,306 million (2004: R5,423m) primarily due to increased capital expenditure in both the mobile and fixed-line segments and an increased contribution to the investment vehicle for purposes of funding the post retirement medical aid liability. Cash utilised in financing activities increased significantly as a result of the R1,710 million utilised for the repurchase of shares and the investment of R3,768 million in short-term repurchase agreements in the South African money and capital markets.
Group capital expenditure
Group capital expenditure increased 10.2% to R5,850 million (2004:
R5,307m) and represents 13.6% of group revenue (2004: 13.1%) in line with the Group's announced guidance of maintaining capital expenditure in the range of 12% to 15% of group revenue.
Fixed-line capital expenditure increased 6.2% to R4,103 million (March 31, 2004: R3,862m) and represents 13.1% of fixed-line revenue (2004: 12.5%).
Mobile capital expenditure (50% of Vodacom's capital expenditure) increased 20.9% to R1,747 million (2004: R1,445m) and represents 12.8% of mobile revenue (2004: 12.6%) as a result of increased investment in South Africa for increased traffic and investment in 3G technologies.
Consolidated capital expenditures in property, plant and equipment for the 2006 financial year is budgeted to be R7,204 million, of which R5,037 million is budgeted to be spent in the fixed-line segment and R2,167 million in the mobile segment (50% of Vodacoms, which is the group's 50% share of Vodacom's total budgeted capital expenditure of R4,333m).
Share repurchase, employee share ownership and dividends
In the year ended March 31, 2005, the Company had repurchased 20.4 million shares amounting to R1.6 billion (including costs) which are currently being held as treasury shares and for purposes of the Telkom Conditional Share Plan (TCSP). In August 2004, 3.0 million shares were granted to employees through the TCSP.



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The Telkom board of directors declared an annual dividend of 400 cents per share and a special dividend of 500 cents per share on June 2, 2005, payable on July 8, 2005 for shareholders registered on July 1, 2005.
The Board aims to pay an increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities and capital requirements, the group's debt level, interest coverage and future expectations, including internal cash flows.
Audit report
The comprehensive annual financial statements, from which the summarised results have been derived, have been audited by the company's auditors Ernst & Young. Their unqualified audit opinion on the comprehensive annual financial statements is available for inspection at the Company's registered office.
Strategic direction
Telkom's turnaround is largely complete, and its operations and financial base have been stabilised. It has rewarded its shareholders for backing an ambitious vision to be a world-class operator, and management's ability to realise this vision. And to support long-term profitable growth, Telkom has continued to play a central role in the socio-economic transformation of South Africa.
The accelerated liberalisation of the market, in particular the implications of the Convergence Bill, in draft stage at the time of writing, is clearly material to Telkom's strategic intentions. Telkom believes that it is strongly positioned to compete in a liberalised market. Greater choice for consumers will also supply a relevant and credible basis for comparison, and Telkom believes that it will prove to be competitive on this basis.
To ensure that Telkom can sustain the creation of value relative to developments in its dynamic market environment, management have determined certain shifts in strategic emphasis.
Telkom will focus on the following imperatives to support growth:
o By moving to a predominantly IP based network, Telkom will have the ability to offer converged services such as voice, data and video services, thereby meeting the advancing needs of existing customers and attracting new customers.
o Expanding our VAN/IT/ISP services to win a larger market share and become the leading ISP and VAN provider in South Africa.
o Becoming a wholesale provider of choice by providing access to our high quality network at competitive prices.



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o Continuing to benefit from our investment in Vodacom to provide robust mobile customer growth. Management believes that the mobile market in South Africa will remain vibrant with good growth prospects.
o Although it is clear that significant potential for growth exists in Africa, Telkom will evaluate any acquisitive opportunities as they arise, using stringent criteria particularly in terms of their value accretive prospects.
The realisation of Telkom's strategic intentions ultimately lies in the hands of Telkom's people. Product, service and operational innovation vests mostly in people. As such, Telkom has committed to invest significantly in its people as the drivers of innovation, excellence and growth.
Telkom has a strong, capable and diverse management team with a clear sense of direction, and it stands ready for a new and exciting phase of development.

NE Mtshotshisa                          SE Nxasana
Non-executive Chairman                  Chief Executive Officer
June 2, 2005

Company registered office
Telkom SA Limited 1991/005476/06,
Telkom Towers North, 152 Proes Street
Pretoria, 0002, South Africa
Private Bag X881, Pretoria, 0001
Sponsor
UBS South Africa (Proprietary) Limited
Board of directors
Nomazizi Mtshotshisa (Chairman)
Sizwe Nxasana (CEO)
Thenjiwe Chikane
Brahm du Plessis
Tshepo Mahloele
Thabo Mosololi
Marius Mostert
Albertinah Ngwezi
Dumisani Tabata
Yekani Tenza
Lazarus Zim



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This information is also available on Telkom's investor relations website http://www.telkom.co.za/ir
Summarised group financial statements
Audited consolidated income statement


                                                 Year ended March, 31
                                                       Restated
                                               2003       2004       2005
                                                 Rm         Rm         Rm
Operating revenue                            37,322     40,484     43,117
Other income                                    401        255        280
Operating expenses                           31,043     31,494     32,175
Employee expenses                             7,208      7,408      8,111
Payments to other operators                   6,092      5,985      6,132
Selling, general and administrative
expenses                                      7,498      7,660      8,820
Services rendered                             2,622      2,269      2,021
Operating leases                              1,124        924        803
Depreciation,amortisation,
impairment and write-offs                     6,499      7,248      6,288
Operating profit                              6,680      9,245     11,222
Investment income                               256        322        350
Finance charges                               4,201      3,264       1,69
Interest                                      2,869      2,488      1,686
Foreign exchange and fair value
effect                                        1,332        776          9
Profit before tax                             2,735      6,303      9,877
Taxation                                      1,035      1,711      3,070
Profit for the year                           1,700      4,592      6,807
Attributable to:
Equity holders of Telkom SA Ltd               1,628      4,523      6,724
Minority interest                                72         69         83
                                                                    1,700

Basic earnings per share (cents)              292.3      812.0    1,241.8
Diluted earnings per share (cents)            812.0    1,239.4
Dividend per share (cents)                        -       90.0      110.0



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Audited consolidated balance sheet
                                                Years ended March, 31
                                                 Restated
                                             2003       2004       2005
                                               Rm         Rm         Rm
Assets                                       2003       2004       2005
Non-current assets                         44,739     42,841     42,672
Property, plant and
equipment                                  41,046     39,024     39,073
Investment properties                           -         32         25
Intangible assets                             356        564        533
Investments                                 1,161      1,567      2,277
Other financial assets                      1,571      1,101        134
Deferred expenses                             143        202        118
Deferred taxation                             462        351        512
Current assets                              8,647     10,322     14,910
Current portion of other
financial assets                              342        140      4,940
Income tax receivable                         276          -          -
Short term investments                         26        168         69
Current portion of deferred
expenses                                      272        430        214
Inventories                                   621        520        657
Trade and other receivables                 5,993      5,846      5,820
Cash and cash equivalents                   1,117      3,218      3,210
Total assets                               53,386     53,163     57,582
Equity and liabilities
Equity attributable to
equity holders of Telkom SA
Ltd                                        18,670     22,372     26,853
Share capital and premium                   8,293      8,293      8,293
Treasury shares                                 -      (238)    (1,812)
Share-based compensation
reserve                                         -          -         68
Non-distributable reserves                    (15)        91        362
Retained earnings                          10,392     14,226     19,942
Minority interest                             194        200        220
Total equity                               18,864     22,572     27,073
Non-current liabilities                    20,663     16,420     13,546
Interest bearing debt                      17,453     12,703      9,504
Other financial liabilities                   143        153         83



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Deferred taxation                             222        773      1,239
Deferred revenue                              305        353        260
Provisions                                  2,540      2,438      2,460
Current liabilities                        13,859     14,171     16,963
Credit facilities utilised                    280        422        909
Trade and other payables                    5,229      6,007      6,785
Shareholders for dividend                       -          7          7
Current portion of interest
bearing debt                                4,759      4,051      4,499
Current portion of deferred
revenue                                     1,023      1,404      1,394
Current portion of
provisions                                  1,825      1,329      1,429
Income tax payable                            177        459      1,710
Current portion of other
financial liabilities                         492        230
Total liabilities                          34,522     30,591     30,509
Total equity and liabilities               53,386     53,163     57,582



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Audited consolidated cash flow statement

                                                Years ended March, 31
                                             2003       2004       2005
                                               Rm         Rm         Rm
Operating activities                        9,748     13,884     15,711
Cash receipts from
customers                                  37,494     40,520     43,561
Cash paid to suppliers and
employees                                (25,431)   (24,750)   (25,402)
Cash generated from
operations                                 12,063     15,770     18,159
Interest received                             384        479        477
Finance charges paid                      (2,776)    (1,255)      (809)
Taxation refunded/(paid)                      102      (562)    (1,487)
Cash generated from
operations before dividend
paid                                        9,773     14,432     16,340
Dividend paid                                (25)      (548)      (629)
Investing activities                      (5,731)    (5,423)    (6,306)
Proceeds on disposal of
property, plant and
equipment                                      21         52         37
Proceeds on disposal of
investment                                    172         29        267
Proceeds on disposal of
subsidiaries and joint
ventures                                       16          -          -
Additions to property,
plant and equipment                       (5,671)    (5,187)    (5,880)
Intangible assets acquired                      -       (61)          -
Additions to other
investments                                 (269)      (331)      (592)
Acquisition of
subsidiaries                                    -         75      (138)
Financing activities                      (3,026)    (6,481)    (9,897)
Listing costs                               (154)          -          -
Purchase of treasury
shares                                          -      (102)    (1,710)
Loans raised                                9,117      1,732      1,157
Loans repaid                             (11,526)    (7,428)    (5,026)
Finance lease capital
raised                                          5          -          -

Finance lease capital
repaid                                          -        (5)       (14)
Increase in net financial
assets                                      (468)      (678)    (4,304)
Net increase/(decrease) in
cash and cash equivalents                     991      1,980      (492)
Net cash and cash
equivalents at beginning
of the year                                  (98)        837      2,796
Effect of foreign exchange
rate differences                             (21)        (3)
Net cash and cash
equivalents                                              837      2,796

Audited consolidated statement of changes in equity

        Year ended March, 31
                                             2003       2004       2005
                                              Rm         Rm         Rm
Balance at April 1                         16,965     18,864     22,572
- Attributable to equity holders           16,832     18,670     22,372
- Minority interests                          133        194        200
Restatement of employee liabilities           330          -          -
Change in accounting policies                  14          -          -
Restated balance at April 1                17,309     18,864     22,572
- Attributable to equity holders           17,176     18,670     22,372
- Minority interests                          133        194        200
Net profit for the year                     1,700      4,592      6,807
Dividend declared                            (25)      (555)      (673)
Foreign currency translation reserve        (160)      (100)         12
Fair value adjustment on investments         (37)          9       (22)
Capital contribution                           33          -          -
Preliminary listing cost expensed              44          -
Purchase of treasury shares                     -      (238)    (1,574)
Purchase of subsidiary                          -          -          5
Increase in share based compensation
reserve                                         -          -         68
Business combinations                           -          -      (122)
Balance at March 31                        18,864     22,572     27,073
- Attributable to equity holders           18,670     22,372     26,853
- Minority interests                          194        200        220

Notes to the summarised consolidated financial statements for the year ended March 31, 2005
Significant accounting policies
Basis of preparation
The Group has prepared summarised consolidated financial statements in conformity with International Financial Reporting Standards and in compliance with IAS34 Interim Financial Reporting.
The summarised financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based compensation which are measured at fair value. The Group's significant accounting policies are consistent with those applied in the previous financial year except for the following:
Adoption of certain International Financial Reporting Standards
The following revised and new standards have been early adopted for the year under review:

The Group early adopted IFRS2 in the current year. The effect of the adoption of the standard in the current year is an increase of R68 million in employee expenses and R68 million in the share-based compensation reserve. There was no impact on the prior years as no grants were made prior to April 1, 2004.
The Group has also early adopted the following revised and new standards during the year under review. This has not impacted the Group's cash flow information, but impacted on the results and disclosure for the years ended March 31, 2005 and 2004.
IAS1  Presentation of Financial Statements
IAS2  Inventories
IAS8  Accounting Policies, Changes in Accounting Estimates and
      Errors
IAS10 Events after the Balance Sheet Date
IAS21 The Effects of Changes in Foreign Exchange Rates
IAS27 Consolidated and Separate Financial Statements
IAS28 Investments in Associates
IAS31 Interests in Joint Ventures
IAS32 Financial Instruments: Disclosure and Presentation
IAS33 Earnings per Share
IAS39 Financial Instruments: Recognition and Measurement
IFRS5 Non-current Assets Held for Sale and Discontinued Operations Reclassifications
Certain comparative figures have been reclassified in accordance with current period classification and presentation. These reclassifications have no effect on the prior years' profit. The current period classification more closely resembles the nature of the transactions within the Group's operating structure. The principal reclassifications were as follows:
Interest received from debtors from investment income to other income;
Apportion Deferred revenue and Deferred expenses between current and long-term portions;
Deferred expenses from Trade and other receivables to Deferred expenses; and
Apportion Other financial assets and Other financial liabilities between current and long-term portions.
Change in accounting policies
The Group changed its accounting policies with respect to revenue recognition of mobile activation revenue and costs; minority interest (IAS27); goodwill translation (IAS21); and goodwill amortisation (IFRS3).

Restatements
The Group has restated revenue relating to mobile equipment sales, deferred taxation and the sick leave liability as a result of incorrect application of GAAP in the past.

                                             2003       2004       2005
                                              Rm         Rm         Rm
Operating revenue                          37,322     40,484     43,117
Fixed-line                                 29,106     30,443     30,844
Mobile                                      8,216     10,041     12,273
Fixed-line                                 29,106     30,443     30,844
Subscriptions, connections and other
usage                                       4,595      5,024      5,316
Traffic                                    18,001     18,313     17,723
Domestic (local and long distance)          9,178      9,680      9,286
Fixed-to-mobile                             7,539      7,321      7,302
International (outgoing)                    1,284      1,312      1,135
Interconnection                             1,587      1,441      1,319
Data                                        4,183      4,787      5,510
Directories and other                         740        878        976
Change in comparatives
The Group restated its revenue relating to mobile equipment sales for the years ended March 31, 2004 with R311 million and 2003 with R185 million.

                                             2003       2004       2005
                                              Rm         Rm         Rm
Workforce reduction expenses                  244        302        961
Telkom has continued to incur costs as a result of a plan to reduce the size of its workforce to a comparable level for international telecommunication companies. The total number of employees who left the company is 5,041 (2004: 1,633). These employees include management and operating staff. For 2,745 of the employees, March 31, 2005 was their last working day.

                                             2003       2004       2005
                                              Rm         Rm         Rm
Depreciation, amortisation, impairment and
write-offs                                  6,499      7,248      6,288
Depreciation of property, plant and
equipment                                   6,146      6,763      5,826
Depreciation of investment properties           -          2          2
Amortisation of intangible assets             148        133        116
Impairment of goodwill                         16          -          -
Impairment of intangible assets                 -          -         49
Impairment of property, plant and equipment     -        149         85
Write-offs of property, plant and equipment   189        201        210

In recognition of the changed usage patterns of certain items of property, plant and equipment, the Group reviewed their remaining useful lives in the current year. The assets affected were network equipment and data processing equipment and software. Accordingly, the Group revised the estimated useful lives of these assets from 5 to 7 years and 8 years respectively. As the prior period effects are not determinable, the estimated remaining useful lives of these assets were adjusted prospectively, which resulted in a decrease of the current year depreciation charge of R542 million.

                                             2003       2004       2005
Earnings per share
Basic earnings per share (cents)            292.3      812.0    1,241.8
The calculation of earnings per share is based on profit attributable to equity holders of Telkom SA Ltd for the year of R6,724 million (2004: R4,523m, 2003: R1,628m) and 541,498,547 (2004: 556,994,962,
2003: 557,031,819) weighted average number of ordinary shares in issue.

                                             2003       2004       2005
Diluted earnings per share (cents)          292.3      812.0   1,239.40
The calculation of diluted earnings per share is based on earnings for the year of R6,724 million (2004: R4,523m, 2003: R1,628m) and
542,537,579 diluted weighted average number of ordinary shares (2004:
556,994,962, 2003: 557,031,819). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

                                             2003       2004       2005
Headline earnings per share (cents)         313.8      863.6    1,274.1

The calculation of headline earnings per share is based on headline earnings of R6,899 million (2004: R4,809m, 2003: R1,748m) and
541,498,547 (2004: 556,994,962, 2003: 557,031,819) weighted average number of ordinary shares in issue.

                                             2003       2004       2005
                                               Rm         Rm         Rm
Reconciliation between earnings and
headline earnings:
Earnings as reported                        1,628      4,523      6,724
Adjustments:
Profit on disposal of investment             (89)       (25)       (64)
Profit on disposal of property, plant and
equipment                                    (15)       (19)       (30)
Impairment of assets                            -        149        134
Write-offs of property, plant and
equipment                                     189        201        210
Amortisation of goodwill                       74         72          -
Impairment of goodwill                         16          -          -
Tax and minority interest effects            (55)       (92)       (75)
Headline earnings                           1,748      4,809      6,899
Diluted headline earnings per share
(cents)                                     313.8      863.6    1,271.6

The calculation of diluted headline earnings per share is based on headline earnings of R6,899 million (2004: R4,809m, 2003: R1,748m) and 542,537,579 (2004: 556,994,962, 2003: 557,031,819) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

                                             2003       2004       2005
Dividend per share (cents)                      -         90        110

The calculation of dividend per share is based on dividends of R606 million (2004: R501m, 2003: RNil) declared on June 3, 2004 and
551,509,083 (2004: 557,031,819, 2003: 557,031,819) number of ordinary shares issued. The reduction in the number of shares represents the number of treasury shares held on date of payment.

                                             2003       2004       2005
Net asset value per share (cents)         3,351,7    4,039,4    5,033,7

The calculation of net asset value per share is based on net assets of R26,853 (2004: R22,372m, 2003: R18,670m) and 533,465,571 issued shares (2004: 553,846,083) (2003: 557,031,819).

                                             2003       2004       2005
                                               Rm         Rm         Rm
Finance charges                             4,201      3,264     1,695
Interest                                    2,869      2,488     1,686
Local debt                                  2,642      2,253     1,515
Foreign debt                                  375        303       281
Less: Finance costs capitalised             (148)       (68)      (110)
Foreign exchange gains and losses and fair
value adjustments                           1,332        776          9
Foreign exchange (gains)/losses             (761)      (368)        112
Fair value adjustments on derivative
instruments                                 2,093      1,144      (103)
Change in comparatives
The Group changed its comparatives for fair value adjustments due to a change in accounting policy regarding minority interests for the year ended March 31, 2003 with R47 million.

                                             2003       2004       2005
                                               Rm         Rm         Rm
Additions to property, plant and
equipment
Freehold land and buildings                    19         64         43
Leasehold buildings                            41         59          -
Network equipment                           2,479      1,524      1,787
Support equipment                             341        140        121
Furniture and office equipment                 22         10         10
Data and processing equipment and
software                                      354        491        410
Under construction                          2,416      2,968      3,407
Other                                          40         51         73
                                            5,712      5,307      5,851
Net cash and cash equivalents                 837      2,796      2,301
Cash and bank balances                        916      1,219      2,375
Short-term deposits                           201      1,999        835
Cash shown as current assets                1,117      3,218      3,210
Credit facilities utilised                  (280)      (422)      (909)
Undrawn borrowing facilities                3,018      2,995      4,750

Share capital
Authorised and issued share capital and share premium are made up as follows:
Issued and fully paid                       8,293      8,293      8,293
557,031,817 ordinary shares of R10 each     5,570      5,570      5,570
1 Class A ordinary share of R10                 -          -          -
1 Class B ordinary share of R10                 -          -          -
Share premium                               2,723      2,723      2,723
Treasury shares                                 -      (238)     (1,812)

12,717,190 (2004: 3,185,736) and 10,849,058 (2004: Nil) ordinary shares in Telkom, with a fair value of R1,366 million (2004: R251m) and R1,166 million (2004: RNil) are currently held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

                                             2003       2004       2005
                                               Rm         Rm         Rm
Interest bearing debt
Long term interest bearing debt            17,453     12,703      9,504
Total interest bearing debt                22,212     16,754     14,003
Gross interest bearing debt                26,181     20,151     16,914
Discount on debt instruments issued       (3,969)    (3,397)    (2,911)
Less: -Current portion of interest
bearing debt                              (4,759)    (4,051)    (4,499)
Local debt                                (4,527)    (3,628)      (264)
Locally registered Telkom debt
instruments                               (4,306)    (2,286)          -
Repurchase agreements                       (167)       (27)          0
Commercial paper bills                       (54)    (1,313)      (262)
Short-term interest free loans                 -         (2)        (2)
Foreign debt                                (225)      (408)    (4,210)
Finance lease                                 (7)       (15)       (25)
Commitments
Capital commitments authorised              6,974      7,151      7,970
Fixed-line                                  4,977      4,566      5,029
Mobile                                      1,997      2,585      2,941

Commitments against authorised
capital expenditure                           435        439        825
Fixed-line                                    104         88         91
Mobile                                        331        351        734
Authorised capital expenditure not
yet contracted                              6,539      6,712      7,145
Fixed-line                                  4,873      4,478      4,938
Mobile                                      1,666      2,234      2,207

Management expects these commitments to be financed from internally generated cash and other borrowings.
Contingencies
Supplier dispute - Telcordia
No material changes since prior year.
Competition commission
No material changes since prior year.
Interception of Communications and Provisions of Communicationrelated Information Act ('the Act')
The Act was assented and published on January 22, 2003, but will only become effective at a future date which is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be estimated at this stage.
The Group exposure is 50% of the following items:
Service providers
The Vodacom Group has committed as part of its strategy to acquire its customer bases from certain independent service providers. Should all conditions be met, the Group's commitments in this regard are estimated at R1.2 billion.
Other
An offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited for R112 million was made by the Vodacom Group during the year. The Group is currently awaiting Competion Commisssion approval.

                                             2003       2004       2005
                                               Rm         Rm         Rm
Segment information
The inter-company transactions are
reflected as net and are thus
eliminated against segment results:
Business Segment
Consolidated operating revenue             37,322     40,484     43,117
Fixed line                                 29,542     30,906     31,414
To external customers                      29,106     30,443     30,844
Intercompany                                  436        463        570
Mobile                                      9,705     11,428     13,657
To external customers                       8,216     10,041     12,273
Intercompany                                1,489      1,387      1,384
Elimination                               (1,925)    (1,850)    (1,954)
Consolidated operating profit               6,680      9,245     11,222
Fixed line                                  4,516      6,626      7,979
Elimination                                 1,053        924        807
Mobile                                      2,164      2,619      3,243
Elimination                               (1,053)      (924)      (807)
Consolidated finance charges                4,201      3,264      1,695
Fixed line                                  3,758      2,991      1,647
Mobile                                        485        284         48
Elimination                                  (42)       (11)         -
Profit for the year                         1,628      4,523      6,724
Fixed line                                    823      4,054      6,493
Elimination                                   711      (137)      (893)
Mobile                                      1,105      1,519      1,931
Elimination                               (1,011)      (913)      (807)
Related parties
Related party relationships exist within the Group. During the year all transactions were concluded at arm's length.

                                             2003       2004       2005
                                               Rm         Rm         Rm
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables                              35         42        42
Trade payables                              (253)      (250)      (250)
Related party transactions
Income                                      (435)      (463)      (569)
Expenses                                    1,489      1,387      1,387
Audit fees                                     14          3          3
IPO costs                                      25          -          -
Interest received                            (42)       (11)          -
With shareholder:
Thintana Communications LLC
Management fees                               273        154         57
Government
Revenue                                   (1,606)    (1,866)    (1,987)
Trade receivables                             193        189        185
Employees
Other receivables                             126        114        102

Further related party disclosures are contained in the comprehensive financial statements.
Business combinations
On April 16, 2004, Vodacom acquired a 85.75% interest in the equity of Smartcom (Proprietary) Limited through its 51% owned subsidiary, Smartphone SP (Proprietary) Limited for R78 million (Telkom's 50% share: R40m).
On February 1, 2005, Vodacom acquired cellular business of Tiscali (Proprietary) Limited for R40 million (Telkom's 50% share: R20m).
The Vodacom Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l. ('Vodacom Congo'), which commenced business on December 11, 2001. This investment is governed by a shareholders' agreement, which previously provided the minority shareholder with certain protective and participative rights and therefore, in terms of IAS31: Interests in Joint Ventures, Vodacom Congo was considered to be a joint venture resulting in it being proportionately consolidated in the financial statements for the year ended March 31, 2004.
During the current financial year a new shareholders' agreement was negotiated which removed these participative rights, resulting in

Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of Vodacom from April 1, 2004. Vodacom's interest in the company is consolidated from this date in accordance with IAS27:
Consolidated and Separate Financial Statements.
Negative working capital
For the financial years ended March 31, 2005, 2004 and 2003 the Group's current liabilities are greater than current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.
Subsequent events
Other than as disclosed elsewhere in this report the directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
Special note regarding forward-looking statements
All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.
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